UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ascendis Pharma A/S

(Name of Issuer)

American Depository Shares representing Ordinary Shares of Ascendis Pharma A/S

(Title of Class of Securities)

04351P101

(CUSIP Number)

December 1, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[   ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04351P101	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,378,716
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,378,716

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,378,716
10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.1%[1]
12.	Type of Reporting Person (See Instructions) IA

1 The reporting person is the beneficial owner of 5,378,716 of the Issuer’s American Depository Shares (“ADSs”) representing 5,378,716 of the Issuer’s ordinary shares, which constitute approximately 17.1% of the Issuer’s outstanding ordinary shares. The percentage calculation assumes that there are currently 31,525,323 outstanding ordinary shares of the Issuer, based on the Issuer’s Prospectus Supplement Form 424B5 as filed with the Securities and Exchange Commission (“SEC”) on October 19, 2016.

CUSIP No. 04351P101	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Kolchinsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,378,716
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,378,716

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,378,716
10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.1%[2]
12.	Type of Reporting Person (See Instructions) IN

2 The reporting person is the beneficial owner of 5,378,716 of the Issuer’s American Depository Shares (“ADSs”) representing 5,378,716 of the Issuer’s ordinary shares, which constitute approximately 17.1% of the Issuer’s outstanding ordinary shares. The percentage calculation assumes that there are currently 31,525,323 outstanding ordinary shares of the Issuer, based on the Issuer’s Prospectus Supplement Form 424B5 as filed with the Securities and Exchange Commission (“SEC”) on October 19, 2016.

CUSIP No. 04351P101	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,403,298
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,403,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,403,298
10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.0%[3]
12.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

3 The reporting person is the beneficial owner of 4,403,298 of the Issuer’s American Depository Shares (“ADSs”) representing 4,403,298 of the Issuer’s ordinary shares, which constitute approximately 14.0% of the Issuer’s outstanding ordinary shares. The percentage calculation assumes that there are currently 31,525,323 outstanding ordinary shares of the Issuer, based on the Issuer’s Prospectus Supplement Form 424B5 as filed with the Securities and Exchange Commission (“SEC”) on October 19, 2016.

CUSIP No. 04351P101

Explanatory Note

This Amendment No. 3 to the Schedule 13G originally filed on May 8, 2015 is being filed to report an increase in the reporting persons’ beneficial ownership of a class of equity securities of the Issuer.

Item 1.

(a)       Name of Issuer: Ascendis Pharma A/S (the “Issuer”).

(b)       Address of the Issuer’s Principal Executive Offices: Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

Item 2.

(a)       Name of Person Filing: This joint statement on Schedule 13G is being filed by RA Capital Management, LLC (“Capital”), Peter Kolchinsky and RA Capital Healthcare Fund, L.P. (the “Fund”). Capital, Mr. Kolchinsky and the Fund are collectively referred to herein as the “Reporting Persons.” Capital is the general partner of the Fund and serves as investment adviser for a separately managed account (the “Account”). Mr. Kolchinsky is the manager of Capital. As the investment adviser to the Fund and the Account, Capital may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer owned by the Fund or the Account. As the manager of Capital, Mr. Kolchinsky may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Capital. Capital is a registered investment adviser within the meaning of Rule 13d-1(b)(1)(ii)(E) and Rule 16a-1(a)(v), and Mr. Kolchinsky is a parent or control person of Capital within the meaning of Rule 13d-1(b)(1)(ii)(G) and Rule 16a-1(a)(1)(vii). Capital and Mr. Kolchinsky disclaim beneficial ownership of the securities reported in this Schedule 13G Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and neither the filing of the Statement nor the filing of this Amendment shall be deemed an admission that either Capital or Mr. Kolchinsky is or was the beneficial owner of such securities for any other purpose.

(b)       Address of Principal Business Office: The principal business office of the Reporting Persons is c/o RA Capital Management, LLC, 20 Park Plaza, Suite 1200, Boston, MA 02116.

(c)        Citizenship: Capital is a Massachusetts limited liability company. The Fund is a Delaware limited partnership. Mr. Kolchinsky is a United States citizen.

(d)       Title and Class of Securities: American Depositary Shares (“ADSs”) of the Issuer.

(e)       CUSIP Number: 04351P101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 04351P101

Item 4. Ownership:

(a)	Amount Beneficially Owned: See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of Class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

	(ii)	shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).

	(iii)	sole power to dispose or to direct the disposition of See the response(s) to Item 7 on the attached cover page(s).

	(iv)	shared power to dispose or to direct the disposition of See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

CUSIP No. 04351P101

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement by and among the Reporting Persons is incorporated herein by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2016

RA CAPITAL MANAGEMENT, LLC

By: /s/ Rajeev Shah

-------------------------------------------------

Rajeev Shah

Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

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RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC

Its: General Partner

By: /s/ Rajeev Shah

-------------------------------------------------

Rajeev Shah

Authorized Signatory